

October 7, 2014

Via E-mail
Scott E. Howe
Chief Executive Officer
Acxiom Corporation
P.O. Box 8180, 601 E. Third Street,
Little Rock, Arkansas 72201

>   **Re: Acxiom Corporation**
>   **Form 10-K for the Fiscal Year Ended March 31, 2014**
>   **Filed May 28, 2014**
>   **File No. 000-13163**

Dear Mr. Howe:

We have reviewed your letter dated September 16, 2014 in connection with the above-referenced filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated July 21, 2014.

Form 10-K for the Fiscal Year Ended March 31, 2014

Consolidated Financial Statements

Revenue Recognition, page F-34

1. We note your response to prior comment 5. Please clarify whether you have standalone value for the setup fees related to the database management contracts. Explain why you are recognizing the setup fees related to the IT management contracts over the service term of the agreement rather than the expected customer life. In this respect, we note that you do not have standalone value for the setup fees related to the IT management contracts. We refer you to the guidance in footnote 39 of SAB Topic 13(A)(3)(f).

Scott E. Howe
Acxiom Corporation
October 7, 2014
Page 2

        You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Ji Shin, Staff Attorney, at (202) 551-3579 or Matthew Crispino, Staff Attorney, at (202) 551-3456. If you require further assistance, do not hesitate to contact me at (202) 551-3226.

Sincerely,

/s/ Craig Wilson

Craig Wilson
Sr. Asst. Chief Accountant